Exhibit 99.1

FOR IMMEDIATE RELEASE

Surna Reports Q3 2017 Results

November 14, 2017 – Boulder, Colorado – Surna Inc., a manufacturer of a proprietary line of application-specific lighting, environmental control and air sanitation systems for state-regulated cannabis cultivation facilities as well as traditional indoor agricultural facilities (OTCQB: SRNA), announced today operating and financial results for the three and nine months ended September 30, 2017. We will not be hosting a conference call following the release of our financial results.

Highlights

●	Our revenue for the three months ended September 30, 2017 was $1,566,000 an increase of $395,000, or 34%, compared to the three months ended September 30, 2016.

●	During the three months ended September 30, 2017, we were awarded new sales contracts totaling $2,385,000, bringing our total new sales contracts awarded for the nine months ended September 30, 2017 to $7,182,000.

●	As of September 30, 2017, the unearned contract value of our outstanding sales contracts for which we have received an initial cash deposit increased to $4,311,000 (“Q3 2017 backlog”).

●	We realized an operating loss of $1,234,000 for the three months ended September 30, 2017 which includes $626,000 of non-cash, equity-based compensation expenses.

●	As of September 30, 2017, our cash balance was $1,301,000, a decrease of 3.9% from our cash balance of $1,353,000 as of June 30, 2017.

Chris Bechtel, the Company’s CEO stated: “Overall, we are pleased with the progress our team has made in the third quarter, particularly with the generation of almost $2.4 million in new sales contracts. Based on the current status of our projects, we are tracking toward the completion of more than half of our current backlog by year’s end.”

Mr. Bechtel also noted that: “Despite our third quarter operating loss, our cash balance decreased less than 4%, ending at $1,301,000, with our balance sheet remaining free of any long-term debt.”

Results of Operations

Revenue for the three months ended September 30, 2017 was $1,566,000 compared to $1,171,000 for the three months ended September 30, 2016, an increase of $395,000, or 34%.

Cost of revenue increased by 56% from $754,000 for the three months ended September 30, 2016 to $1,175,000 for the three months ended September 30, 2017.

The gross profit for the three months ended September 30, 2017 was $391,000 compared to $417,000 for the three months ended September 30, 2016. Gross profit margin decreased by 11 percentage points from 36% for the three months ended September 30, 2016 to 25% for the three months ended September 30, 2017. This decrease was caused by an unfavorable sales mix of lower margin products (i.e., equipment manufactured by outside vendors) and increased manufacturing overhead compared to the three months ended September 30, 2016.

We sell an integrated solution that can create gross profit margin fluctuations depending on the project design and the mix between our proprietary equipment, which typically generates a higher gross profit margin, and the equipment manufactured by outside vendors, which has a lower gross profit margin.

Operating expenses increased by 148% from $654,000 for the three months ended September 30, 2016 to $1,625,000 for the three months ended September 30, 2017, an increase of $971,000. The operating expense increase consisted of: (i) an increase in selling, general and administrative expenses (“SG&A expenses”) of $862,000, and (ii) an increase in advertising and marketing of $123,000, offset by (iii) a decrease in product development expense of $15,000.

The increase in SG&A expenses for the three months ended September 30, 2017 compared to the three months ended September 30, 2016 is due primarily to: (i) an increase of $452,000 in equity-related employee compensation, (ii) an increase of $220,000 in salaries and benefits, (iii) an increase of $115,000 in legal and consulting fees, and (iv) an increase of $113,000 in cash and equity-based director fees.

The increase in marketing expenses have been primarily a result of: (i) our investment in re-branding the Surna name, including approximately $55,000 for the redevelopment of our website and marketing materials, (ii) our increased presence at industry trade shows and events, resulting in increased expenses of $25,000, and (iii) marketing salaries and benefits (including equity-related compensation), which increased by $24,000.

We realized an operating loss of $1,234,000 for the three months ended September 30, 2017 as compared to an operating loss of $237,000 for the three months ended September 30, 2016. However, we incurred $626,000 of non-cash, equity-based compensation expenses in the three months ended September 30, 2017 as compared to $0 for the three months ended September 30, 2016. Excluding these non-cash items, our operating loss increased by $371,000.

Overall, we realized a net loss of $1,478,000 for the three months ended September 30, 2017 as compared to a net loss of $669,000 for the three months ended September 30, 2016, an increase of $809,000. However, we incurred $626,000 of non-cash, equity-based compensation expenses and $245,000 of non-cash, debt-related costs in the three months ended September 30, 2017 as compared to non-cash, debt-related costs of $353,000 in the three months ended September 30, 2016. Excluding these non-cash items, our net loss increased by $291,000.

Regulatory Changes are Leading Indicator for New Facility Construction

The demand for our products and services is primarily based on the new construction of cannabis cultivation facilities in the U.S. and Canada. Due to the continued uncertainty of the cannabis industry following the U.S. Justice Department’s announcement of its opposition to legalized cannabis in early 2017, we believe there may be some delay in new cannabis cultivation facility projects by potential customers.

Recent and anticipated regulatory changes involving medicinal and/or recreational cannabis use in various jurisdictions, such as California, tends to be a leading indicator for the granting of licenses for new facility construction. As more new cultivation facilities become licensed, we have an expanded set of opportunities and customers to whom we can potentially sell our systems.

For 2017, our sales efforts have been focused on: (i) new facility construction in California, where recreational cannabis use was approved in November 2016, and (ii) in Canada, where medicinal use is federally legal, and the federal government has signaled its intention to legalize recreational adult use in 2018.

During the third quarter of 2017, we began implementing a two-tiered sales model. The first tier involves direct sales efforts in various regions across the U.S. and Canada. We currently have three employees assigned to direct sales and one employee assigned to inside sales. The second tier involves utilization of our two technical advisors and their expertise to complement the direct sales efforts. In furtherance of this new model, our previous Chief Executive Officer shifted his focus to developing the California market (including his physical relocation in the state), and he now serves as our Vice President of Business Development – West Coast. We expect his industry experience, combined with his knowledge of our business, to help us capture market share in the largest growth area in the U.S. We have also hired, or intend to hire, additional direct sales personnel for the East Coast, Pacific Northwest and other North American markets.

Sales Contract Backlog

Our Q3 2017 backlog of $4,311,000 consists of (i) $1,972,000 attributable to sales contracts executed during the three months ended September 30, 2017, and (ii) the remaining $2,339,000 attributable to prior quarters. About 45% of our Q3 2017 backlog (up from 30% in Q2 2017) is attributable to projects for which we have not received a further deposit on our proprietary equipment and, as a result, there are potential risks of project cancellation or delays.

The increase in backlog is attributable to new contracts awarded in the third quarter of 2017 totaling $2,385,000, bringing our total new sales contracts awarded for the nine months ended September 30, 2017 to $7,182,000. However, based on the current status of our outstanding sales contract, we believe at least 50% of our Q3 2017 backlog could be recognized as revenue in Q4 2017.

In an effort to increase our bookings of new sales contracts and grow our revenue, we are: (i) in the process of upgrading our lead generation and business development system, (ii) overhauling our project management processes, (iii) continuing to build our direct sales team with more experienced personnel, (iv) reallocating sales territories to allow the sales personnel to focus on individual regional needs and to become more personally involved in their markets, and (v) implementing improved management information systems to increase sales pipeline visibility and the associated accountability for each of our direct sales people.

Nonetheless, the ever-changing nature of our sales and the needs of our customers make it difficult for us to predict when we will recognize revenue. We continue to remain focused on increasing our sales contract backlog and quoting larger projects in an effort to increase revenue.

Balance Sheet and Capital Requirements

We had a deficit in working capital (current liabilities in excess of current assets) of $667,000 as of September 30, 2017 as compared to a working capital deficit of $2,860,000 as of December 31, 2016. This improvement in working capital during the nine months ended September 30, 2017 is primarily related to: (i) the $2,685,000 raised in a private placement of our common stock and attached warrants, (ii) the conversion to common stock of the convertible promissory notes and related interest payable, and (iii) the conversion of certain other notes.

As of September 30, 2017, our cash balance was $1,301,000, a decrease of 3.9% from our cash balance of $1,353,000 as of June 30, 2017. However, to date, we have not been able to generate sufficient cash from operating activities to fund our ongoing operations. Cash used in operations for the nine months ended September 30, 2017 was $1,961,000, compared to cash generated from operations of $35,000 for the nine months ended September 30, 2016. The increase in cash used is primarily attributable to an increase in net loss of $1,434,000, which was offset by an increase in non-cash charges of $234,000, and additional cash used for working capital of $796,000.

Since our inception, we have raised capital through private sales of common stock and debt securities. Our future success is dependent upon our ability to achieve profitable operations and generate cash from operating activities, including our receipt of deposits from customers under our sales contracts.

Management has determined that we will likely need to raise debt and/or equity financing during the first half of 2018 in order to continue our operations and achieve our growth targets. However, there can be no assurance that we will be able to raise such financing in sufficient amounts or on acceptable terms, or at all.

If, as we move into the first half of 2018, we determine that our revenue and operating results are not satisfactory, we intend to explore various operating cost reductions. Even if we were able to reduce operating costs, we would still likely need to seek additional debt and/or equity financing. The precise amount and timing of the funding needs will depend on a number of factors, including the market demand for our products and services, the timing of our receipt of deposits from our customers under our sales contracts, our management of working capital, and the continuation of normal payment terms and conditions for purchase of goods and services.

About Surna, Inc.

Surna Inc. (www.surna.com) develops innovative technologies and products that monitor, control and or address the energy and resource intensive nature of indoor cannabis cultivation. Currently, our revenue stream is derived primarily from supplying industrial technology and products to commercial indoor cannabis grow facilities.

Headquartered in Boulder, Colorado, our engineering team strives to create novel energy and resource efficient solutions, including our signature water-cooled climate control platform to create technological solutions and products that solve the highly specific demands of the cannabis industry for temperature, humidity, light and process control. Our goal is to provide intelligent solutions to improve the quality, the control and the overall yield and efficiency of controlled environment agriculture. Though our customers do, we neither produce nor sell cannabis.

Forward Looking Statements

This press release may contain statements of a forward-looking nature relating to future events. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. These statements reflect Surna’s current beliefs, and a number of important factors could cause actual results to differ materially from those expressed in this press release, including the factors set forth in “Risk Factors” set forth in Surna’s Form 10-K and Form 10-Q filed with the Securities and Exchange Commission (“SEC”), and subsequent filings with the SEC. Please refer to Surna’s SEC filings for a more detailed discussion of the risks and uncertainties associated with its business, including but not limited to the risks and uncertainties associated with Surna’s ability to monetize service components, Surna’s support of premium prices for existing products, commercialization of research and development efforts and continued expansion of legal cannabis markets. Other risks and uncertainties include, among others, risks related to new products, services, and technologies, government regulation and taxation, and fraud. In addition, the current global economic climate amplifies many of these risks. Except as required by the federal securities laws, Surna undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. The reference to Surna’s website has been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release.

Statement about Cannabis Markets

The use, possession, cultivation, and distribution of cannabis is prohibited by federal law. This includes medical and recreational cannabis. Although certain states have legalized medical and recreational cannabis, companies and individuals involved in the sector are still at risk of being prosecuted by federal authorities. Further, the landscape in the cannabis industry changes rapidly. What was the law last week is not the law today and what is the law today may not be the law next week. This means that at any time the city, county, or state where cannabis is permitted can change the current laws and/or the federal government can supersede those laws and take prosecutorial action. Given the uncertain legal nature of the cannabis industry, it is imperative that investors understand that the cannabis industry is a high-risk investment. A change in the current laws or enforcement policy can negatively affect the status and operation of our business, require additional fees, stricter operational guidelines and unanticipated shut-downs.

Surna Marketing

Jamie English
Marketing Manager
jamie.english@surna.com
(303) 993-5271

Surna Inc.

Condensed Consolidated Balance Sheets

	September 30, 2017	December 31, 2016
	Unaudited
ASSETS
Current Assets
Cash and cash equivalents	$1,300,706	$319,546
Accounts receivable (net of allowance for doubtful accounts of $93,000 and $91,000 respectively)	274,762	47,166
Notes receivable	-	157,218
Inventory, net	554,170	747,905
Prepaid expenses	182,623	84,976
Total Current Assets	2,312,261	1,356,811

Noncurrent Assets
Property and equipment, net	77,676	93,565
Intangible assets, net	680,267	667,445
Deposits	51,000	-
Total Noncurrent Assets	808,943	761,010

TOTAL ASSETS	$3,121,204	$2,117,821

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

Current Liabilities
Accounts payable and accrued liabilities	$1,450,363	$1,337,853
Deferred revenue	1,241,819	1,421,344
Amounts due shareholders	21,676	57,398
Convertible promissory notes, net	-	761,440
Convertible accrued interest	-	161,031
Derivative liability on warrants	265,760	477,814
Total Current Liabilities	2,979,618	4,216,880

Noncurrent Liabilities
Amounts due shareholders-long term	-	11,985
Total Noncurrent Liabilities	-	11,985

TOTAL LIABILITIES	2,979,618	4,228,865

SHAREHOLDERS’ EQUITY (DEFICIT)
Preferred stock, $0.00001 par value; 150,000,000 shares authorized; 77,220,000 shares issued and outstanding	772	772
Common stock, $0.00001 par value; 350,000,000 shares authorized; 189,865,919 and 160,744,916 shares issued and outstanding, respectively	1,898	1,607
Additional paid in capital	18,027,715	12,222,789
Accumulated deficit	(17,888,799)	(14,336,212)
Total Shareholders’ Equity (Deficit)	141,586	(2,111,044)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY(DEFICIT)	$3,121,204	$2,117,821

Surna Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Revenue	$1,566,256	$1,170,760	$4,901,241	$5,560,837

Cost of revenue	1,175,047	753,624	3,668,698	3,742,321

Gross profit	391,209	417,136	1,232,543	1,818,516

Operating expenses:
Advertising and marketing expenses	168,476	45,177	484,418	155,172
Product development costs	60,145	75,144	250,228	275,370
Selling, general and administrative expenses	1,396,957	533,694	3,518,528	1,559,070
Total operating expenses	1,625,578	654,015	4,253,174	1,989,612

Operating income (loss)	(1,234,369)	(236,879)	(3,020,631)	(171,096)

Other income (expense):
Interest and other income, net	1,016	10,576	3,808	19,060
Interest expense	-	(89,203)	(41,233)	(282,657)
Amortization of debt discount on convertible promissory notes	(10,037)	(291,000)	(63,157)	(1,335,429)
Loss on extinguishment of debt	(228,428)	-	(643,428)	-
(Loss) gain on change in derivative liabilities	(6,660)	(62,000)	212,054	(348,297)
Total other income (expense)	(244,109)	(431,627)	(531,956)	(1,947,323)

Loss before provision for income taxes	(1,478,478)	(668,506)	(3,552,587)	(2,118,419)

Provision for income taxes	-	-	-	-

Net loss	(1,478,478)	(668,506)	(3,552,587)	(2,118,419)

Other comprehensive income (expense)	-	-	-	-
Comprehensive loss	$(1,478,478)	$(668,506)	$(3,552,587)	$(2,118,419)

Loss per common share – basic and dilutive	$(0.01)	$(0.00)	$(0.02)	$(0.02)

Weighted average number of shares outstanding, both basic and dilutive	184,912,253	145,268,135	179,470,179	139,684,359

Surna Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the Nine Months Ended
	September 30,
	2017	2016
Cash Flows from Operating Activities:
Net loss	$(3,552,587)	$(2,118,419)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and intangible asset amortization expense	34,087	43,870
Amortization of debt discounts on convertible notes	38,433	1,335,429
Amortization of original issue discount on notes payable	25,520	-
(Gain) loss on change in derivative liability	(212,054)	348,297
Compensation paid in equity	1,270,933	4,028
Provision for doubtful accounts	1,715	44,127
Provision for excess and obsolete inventory	208,801	-
Loss on sale of assets other	-	1,117
Loss on extinguishment of debt	643,428	-
Changes in operating assets and liabilities:
Accounts and note receivable	(207,205)	186,945
Inventory	(15,066)	345,316
Prepaid expenses	(119,753)	17,211
Accounts payable and accrued liabilities	112,516	(864,937)
Deferred revenue	(179,525)	434,529
Accrued interest	(10,574)	282,657
Deferred compensation	-	(25,600)
Cash (used in) provided by operating activities	(1,961,331)	34,570

Cash Flows From Investing Activities:
Cash disbursed for patent fees	(16,454)	(22,380)
Purchase of property and equipment	(14,566)	(15,126)
Proceeds from the sale of property and equipment	-	32,600
Cash disbursed for lease deposit	(51,000)	-
Cash disbursed for note receivable	-	(80,000)
Cash received from repayment of note receivable	157,218	100,000
Cash provided by investing activities	75,198	15,094

Cash Flows From Financing Activities:
Proceeds from exercise of stock options	-	358
Cash proceeds from sale of common stock and warrants	2,685,000	-
Payments on convertible notes payable	(270,000)	-
Proceeds from issuance of notes payable	500,000	-
Payments on loans	-	(34,115)
Payments on loans from shareholders	(47,707)	(111,009)
Cash provided by (used in) financing activities	2,867,293	(144,766)

Net change in cash and cash equivalents	981,160	(95,102)
Cash and cash equivalents, beginning of period	319,546	330,557
Cash and cash equivalents, end of period	$1,300,706	$235,455

Supplemental cash flow information:
Interest paid	$44,150	$-
Income tax paid	$-	$-

Non-cash investing and financing activities:
Conversions of promissory notes and accrued interest to common stock	$1,205,856	$889,084
Derivative liability on convertible promissory notes and warrants	$-	$673,050
Equipment issued in settlement of debt	$-	$2,500